UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Kidpik Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49382L108

(CUSIP Number)

Ezra Dabah

200 Park Avenue South, 3rd Floor

New York, New York 10003

(212) 399-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 2 of 8

1.	Name of Reporting Person Ezra Dabah
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,118,612 shares (1)
	8.	Shared Voting Power 252,967 shares (2)
	9.	Sole Dispositive Power 3,479,570 shares
	10.	Shared Dispositive Power 252,967 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,371,579 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 68.1% (3)
14.	Type of Reporting Person IN

(1)	Includes (1) 3,479,570 shares of common stock of Kidpik Corp. (the “Company” or the “Issuer”), par value $0.001 per share (“Common Stock”) held directly in the name of Mr. Dabah; and (2) 2,639,042 shares of Common Stock, which Mr. Dabah has the sole right to vote, pursuant to a Voting Agreement entered into on September 1, 2021, between Mr. Dabah, his children, his brother and his brother’s wife and certain entities controlled by his brother, his sister, and the Trusts (defined below), and an irrevocable proxy provided by each of the parties to the Voting Agreement to Mr. Dabah in connection therewith (the “Voting Agreement”). The Voting Agreement remains in effect until the earlier of (a) August 31, 2024; (b) the death of Mr. Dabah; (c) as to any individual party subject to the Voting Agreement, the date they no longer hold any Common Stock; and (d) the date that Mr. Dabah has provided notice to any shareholder that they are no longer subject to the Voting Agreement.

(2)	Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife (as disclosed below), which Mr. Dabah is deemed to have shared voting and dispositive rights over.

(3)	All holdings above are as of September 15, 2023, based on 9,362,166 outstanding shares of Common Stock as of such date, as confirmed by the Company’s transfer agent on such date, and when including the Debt Conversion Shares (defined below).

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 3 of 8

1.	Name of Reporting Person Renee Dabah
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 252,967 shares (1)
	9.	Sole Dispositive Power 252,967 shares
	10.	Shared Dispositive Power 1,508,408 shares (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,104,342 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5% (3)
14.	Type of Reporting Person IN

(1)	Represents shares of Common Stock held individually by Renee Dabah, which Mr. Dabah is deemed to have shared voting and dispositive rights over as a result of their status as husband and wife.

(2)	Includes shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (collectively, the “Trusts”). Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed below in Item 6, and as such, Mr. Dabah holds the sole voting rights to such shares.

(3)	All holdings above are as of September 15, 2023, based on 9,362,166 outstanding shares of Common Stock as of such date, confirmed by the Company’s transfer agent on such date, and when including the Debt Conversion Shares (defined below).

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 4 of 8

1.	Name of Reporting Person Raine Silverstein
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,508,408 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,408 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1% (2)
14.	Type of Reporting Person IN

(1)	Represents 1,508,408 shares of Common Stock which Raine Silverstein shares dispositive control over as co-trustee of the Trusts. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed in Item 6, below, and as such, Mr. Dabah holds the sole voting rights to such shares.

(2)	All holdings above are as of September 15, 2023, based on 9,362,166 outstanding shares of Common Stock as of such date, confirmed by the Company’s transfer agent on such date, and when including the Debt Conversion Shares (defined below).

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 5 of 8

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2022, as amended on August 19, 2022, by Ezra Dabah, Renee Dabah and Raine Silverstein, each individuals (collectively, the “Reporting Persons”), which amended the Schedule 13G originally filed by the Reporting Persons with the Commission on February 14, 2022 (the Schedule 13D as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On September 18, 2023, the Company entered into a Debt Conversion Agreement (the “Debt Conversion Agreement”) with Ezra Dabah, the Chief Executive Officer and Chairman of the Company (“Dabah”).

Pursuant to the Debt Conversion Agreement the Company and Dabah agreed to convert an aggregate of $1,200,000 of principal owed by the Company to Dabah under certain outstanding promissory notes dated (a) September 23, 2021 ($500,000); (b) October 8, 2021 ($500,000); and (c) October 26, 2021 (of which $500,000 is outstanding, and of which $200,000 was subject to the Debt Conversion Agreement)(collectively, such $1,200,000 of promissory notes, the “Converted Notes”), into an aggregate of 1,553,800 shares of restricted common stock of the Company (the “Debt Conversion Shares”).

The conversion price was equal to the greater of the closing consolidated bid price on the date the Conversion Agreement was entered into (or the prior day’s closing consolidated bid price in the event that the agreement was entered into during market hours), and $0.7723 per share, provided that because $0.7723 was above the closing consolidated bid price, the conversion price was fixed at $0.7723 per share.

Pursuant to the Debt Conversion Agreement, which included customary representations and warranties of the parties, Dabah agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of amounts owed under the Notes.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference herein.

(a) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 6 of 8

(b) The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote, (2) shared power to vote or to direct the vote sole power to dispose, (3) sole power to dispose or to direct the disposition, and (4) shared power to dispose or to direct the disposition:

Reporting Person	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition		Shared Power to Dispose or to Direct the Disposition
Ezra Dabah	6,118,612	(1)	252,967	(2)	3,479,570		252,967	(2)
Renee Dabah	—		252,967	(2)	252,967	(2)	1,508,408	(2)(3)
Raine Silverstein	—		—		—		1,508,408	(2)(3)

(1) Includes shares of Common Stock subject to the Voting Agreement discussed in Item 6, below.

(2) Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife, which Mr. Dabah and Mrs. Dabah are deemed to have shared voting and dispositive rights over.

(3) Includes shares of Common Stock which Renee Dabah and Raine Silverstein share dispositive control over as co-trustees of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed in Item 6, and as such, Mr. Dabah holds the sole voting rights to such shares, while Renee Dabah and Raine Silverstein share the right to dispose of such securities.

(c) Except as disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, or in connection with the shares of Common Stock not held of record by the Reporting Persons, but discussed below under Item 6, in connection with the Voting Agreement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Debt Conversion Agreement

On September 18, 2023, the Company entered into a Debt Conversion Agreement (the “Debt Conversion Agreement”) with Ezra Dabah, the Chief Executive Officer and Chairman of the Company (“Dabah”).

Pursuant to the Debt Conversion Agreement the Company and Dabah agreed to convert an aggregate of $1,200,000 of principal owed by the Company to Dabah under certain outstanding promissory notes dated (a) September 23, 2021 ($500,000); (b) October 8, 2021 ($500,000); and (c) October 26, 2021 (of which $500,000 is outstanding, and of which $200,000 was subject to the Debt Conversion Agreement)(collectively, such $1,200,000 of promissory notes, the “Converted Notes”), into an aggregate of 1,553,800 shares of restricted common stock of the Company (the “Debt Conversion Shares”).

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 7 of 8

The conversion price was equal to the greater of the closing consolidated bid price on the date the Conversion Agreement was entered into (or the prior day’s closing consolidated bid price in the event that the agreement was entered into during market hours), and $0.7723 per share, provided that because $0.7723 was above the closing consolidated bid price, the conversion price was fixed at $0.7723 per share.

Pursuant to the Debt Conversion Agreement, which included customary representations and warranties of the parties, Dabah agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of amounts owed under the Notes.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Voting Agreement, dated and effective September 1, 2021 by and among Ezra Dabah, and each of Eva Yagoda, Joia Kazam, Moshe Dabah, Chana Rapaport, Yaacov Dabah, Gila Goodman, the Josh A. Kazam Irrevocable Grantor Trust, GMM Capital LLC, Isaac and Ivette Dabah, Sterling Macro Fund, the u/a/d 02/02/1997, Trust FBO Eva Dabah; the u/a/d 02/02/1997, Trust FBO Joia Kazam; the u/a/d 02/02/1997, Trust FBO Moshe Dabah; the u/a/d 02/02/1997, Trust FBO Chana Dabah; and the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (Filed as Exhibit 10.55 to the Registration Statement on Form S-1A (Amendment No. 1), filed by Kidpik Corp. with the Securities and Exchange Commission on October 29, 2021, and incorporated by reference herein)(333- 260101)
2.	Joint Filing Agreement of the Reporting Persons dated May 17, 2022 (Filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 18, 2022, and incorporated herein by reference)(File No. 005-93047)
3.	Debt Conversion Agreement dated September 18, 2023, by and between Kidpik Corp. and Ezra Dabah (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Kidpik Corp. with the Securities and Exchange Commission on September 18, 2023, and incorporated herein by reference)(File No. 001-41032)

CUSIP No. 49382L108	Schedule 13D/A Amendment No. 2	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2023

Ezra Dabah

By:	/s/ Ezra Dabah
Ezra Dabah

Renee Dabah

By:	/s/ Renee Dabah
Renee Dabah

Raine Silverstein

By:	/s/ Raine Silverstein
Raine Silverstein